EXHIBIT 99.1

AMARC TO PARTICIPATE IN UPCOMING CONFERENCES

October 22, 2026, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE: AQ5) today provides details of its participation in four upcoming conferences:

- Kinvestor Day 2026 – October 22, 2026
- New Orleans Investment Conference – October 28-31, 2026
- Precious Metals Summit Zurich – November 9-11, 2026
- Deutsche Goldmesse Frankfurt – November 13-14, 2026

Conference participants and interested parties are invited to connect with Diane Nicolson, Amarc's President and CEO at the events described in greater detail below. To organize a meeting or to request further information please contact Amarc Investor Relations at (604) 684-6365 or tommcmillan@amarcresources.com.

CONFERENCE DETAILS

Kinvestor Day 2026 – October 22, 2026

- Location: Virtual Investor Conference
- Corporate Presentation:
  - Speaker: Dr. Diane Nicolson, President & CEO
  - Date: Thursday, October 22, 2026
  - Time: 14:00 PT / 17:00 ET
  - Format: Live Virtual Presentation
- Learn more about Kinvestor Day 2026

New Orleans Investment Conference – October 28-31, 2026

- Location: Hilton New Orleans Riverside, New Orleans, Louisiana
- Visit the Amarc team at **Booth 114**
- Corporate Luncheon:
  - Speaker: Dr. Diane Nicolson, President & CEO
  - Date: Thursday, October 29, 2026
  - Time: 12:35– 13:35 CT
  - Location: Churchill B1 – 2nd Floor
- Learn more about New Orleans Investment Conference

Precious Metals Summit Zurich – November 9-11, 2026

- Location: Park Hyatt, Zurich, Switzerland
- Corporate Presentation:
  - Speaker: Dr. Diane Nicolson, President & CEO
  - Date: Tuesday, November 10, 2026
  - Time: 15:30-15:45 CET
  - Location: Room 1
- Learn more about Precious Metals Summit Zurich

Deutsche Goldmesse Frankfurt – November 13-14, 2026

- Location: The Westin Grand Frankfurt, Frankfurt, Germany
- Corporate Presentation:
    - Speaker: Dr. Diane Nicolson, President & CEO
    - Date: Saturday, November 14
    - Time: 14:00 CET
    - Location: Presentation Room
- Learn more about Deutsche Goldmesse

Amarc believes that the AuRORA Discovery, a deposit with strong gold and copper grades in the near surface environment, continuity of mineralization, positive geometry, and its emerging scale is not only important to unlocking the potential of the JOY District ("JOY"), but likely represents a cornerstone in the development of the Toodoggone Region of Northern British Columbia. Adding further potential to JOY is the newly identified AuRORA Trend that extends east from the Northwest Gossan ("NWG") sulphide system that hosts the AuRORA deposit (Amarc August 12, 2026 release). The AuRORA Trend includes the under explored ROE situated between AuRORA and the WHITE PASS sulphide systems (the latter of which hosts the Brenda historical deposit) plus another target-area called NUB (where a porphyry system has been identified). These sulphide systems potentially form a 12 km long east-northeast trend that is sub-parallel to JOY's northeast-oriented PINE Trend, some 11 km to the south and defined by the PINE deposit, and the TWINS and Canyon Discoveries.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company led by a management team with a 40-year track record of generating strong shareholder value through the discovery and development, and the successful transaction of long life, high value copper and/or gold deposits both in British Columbia and on the global stage. Through its association with Hunter Dickinson Inc. ("HDI"), a diversified, global mining company, members of Amarc's team have been associated with 39 discoveries or projects significantly advanced, 14 of which have been mined or are currently in production, with more to come.

Amarc is advancing the JOY, DUKE and IKE Districts located in prolific porphyry regions of northern, central, and southern BC, all of which are in proximity to key industrial infrastructure – including power, highways, and rail. Each District represents significant potential for the discovery and development of multiple and important-scale, porphyry copper±gold deposits. The JOY and DUKE Districts have attracted more than CAD$144 million in strategic partner funding to-date, from two highly sophisticated industry participants: Freeport McMoRan Minerals Properties Canada Inc., a wholly owned subsidiary of Freeport-McMoRan, a foremost global copper producer, at JOY (see Amarc releases May 12, 2021 and May 29, 2025), and Boliden Mineral Canada Ltd. ("Boliden"), a wholly owned subsidiary of Boliden AB, a multi-national Swedish metals, mining and smelting company, at DUKE (see Amarc releases November 22, 2022 and April 2, 2026).

The JOY District hosts the metal-rich AuRORA Gold-Copper Deposit, discovered in 2024, which stands to be the key to the development of not only the District but to the entire Toodoggone Region. The JOY District is also host to multiple other historical deposits, discoveries and deposit targets. The DUKE District, and the DUKE Deposit, are located in the Babine region, one of BC's most prolific porphyry copper-gold belts that includes the past producing Bell and Granisle mines and the advanced stage Morrison deposit, held by third parties. The IKE District hosts two known copper±gold deposits open for drill expansion and multiple deposit-scale targets ready for drill discovery.

Amarc has only just begun to tap the full potential of its three districts and is unlocking shareholder value through its well-funded discovery focused exploration, a highly disciplined approach to development and by consistently working to develop close partnerships with governments, communities, Indigenous groups and other stakeholders.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information contained in this news release. Mr. Rebagliati is not independent of the Company.

To ensure you receive timely updates on Amarc's progress, please be sure to subscribe to our email news alerts.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com
Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.